Exhibit 99.1

LightInTheBox Announces Appointment of Director and Chairman of the Board

Singapore, August 27, 2024 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), an apparel e-commerce retailer that ships products to consumers worldwide, today announced the appointment of Mr. Zhi Yan as a director to the board of directors of the Company (the “Board”) and to succeed Mr. Jian He as the chairman of the Board, effective August 26, 2024 (the “Appointment”). Following the Appointment, Mr. Jian He will remain as a director of the Board and the Chief Executive Officer of the Company.

Mr. Zhi Yan has previously served as the Company’s director from March 2016 to March 2023. He has extensive investment and corporate management experience in various industries, including commercial property, wholesale markets, finance, real estate, logistics, commerce and aviation. Mr. Yan is the founder, chief executive officer and chairman of the board of directors of Zall Smart Commerce Group Ltd. (HKSE Code: 2098). He is primarily responsible for the group’s overall business and investment strategies and oversees the group’s project planning, business and operation management. Mr. Yan is also a non-executive director and chairman of the board of directors of Wuhan Hanshang Group (SSE Code: 600774), as well as an independent director of DouYu International Holdings Limited (Nasdaq: DOYU). Mr. Yan received a master’s degree in business administration for senior executives from Wuhan University in February 2008 and an executive master’s degree in business administration from Cheung Kong Graduate School of Management in 2013. In June 2018, Mr. Yan was awarded a Doctorate in Chinese History from Wuhan University.

Mr. Yan’s daughter, Dr. Ge Yan, serves as a director of the Board. There are no transactions, currently contemplated or since the beginning of the last fiscal year in which Mr. Yan has an interest requiring disclosure under Item 404(a) of Regulation S-K.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is an apparel e-commerce retailer that ships products to consumers worldwide. With a focus on serving middle-aged and senior customers, LightInTheBox leverages its global supply chain and logistics networks, along with its in-house R&D and design capabilities, to offer a wide selection of comfortable, aesthetically pleasing and visually interesting apparel that brings fresh joy to customers. LightInTheBox operates its business through www.lightinthebox.com, www.ezbuy.sg and other websites as well as mobile applications, which are available in over 20 major languages and over 140 countries and regions. The Company is headquartered in Singapore, with additional offices in California, Shanghai and Beijing.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Investor Relations

LightInTheBox Holding Co., Ltd.

Email: ir@lightinthebox.com

Jenny Cai

Piacente Financial Communications

Email: lightinthebox@tpg-ir.com

Brandi Piacente

Piacente Financial Communications

Tel: +1-212-481-2050

Email: lightinthebox@tpg-ir.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.